Mail Stop 3561

December 18, 2008

Eric C. Wiseman
President and Chief Executive Officer
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

      Re: **V. F. Corporation**
                 Form 10-K for Fiscal Year Ended December 29, 2007
                 Filed February 26, 2008
                 Definitive Proxy Statement on Schedule 14A
                 Filed March 17, 2008
                 File No. 001-05256

Dear Mr. Wiseman:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Contractual Obligations, page 46

1.   We note your total contractual obligations at the end of 2007 of $2,517,000,000 for long-term debt, including the current portion, which consists of both required principal and related interest obligations, and your payment obligations for capital

leases. You also disclose on page F-25 that your scheduled payments at the end of 2007 for long-term debt were $1,112,803,000 and your future minimum lease payments for capital leases were $59,496,000, which both include amounts representing interest. Please reconcile for us the amount of long-term debt presented on your contractual obligation table with the amounts for long-term debt and capital leases presented on page F-25. Include an analysis of the items that comprise the $2,517,000,000 long-term debt contractual obligation at the end of 2007, including the respective interest, and identify which items are included on your December 29, 2007 balance sheet.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Competitive Compensation Targets, page 17

2.   We note your statement, "In setting target levels of compensation, the Committee uses the Comparison Group as its principal benchmarking tool . . ." Because you appear to benchmark compensation, in future filings you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group in future filings. Refer to Item 402(b)(2)(xiv) of Regulation S-K and to "Staff Observations in the Review of Executive Compensation Disclosure," which is available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Eric C. Wiseman
V. F. Corporation
December 18, 2008
Page 3

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director